UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VORTRONNIX TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N/A (Process of Applying)

(CUSIP Number)

Glenn Hardaway
Chief Executive Officer, Chief Financial Officer, Treasurer and Chairman of the Board
VORTRONNIX TECHNOLOGIES, INC.
10777 Westheimer, Suite 1100, Houston, Texas 77042

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A (Process of Applying)

1. Names of Reporting Persons.

Hardaway Net-Works, Inc.

I.R.S. Identification Nos. of above persons (entities only).

______________

Glenn Hardaway

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

Texas (Hardaway Net-Works and Mr. Hardaway)

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power– 10,000,000

8. Shared Voting Power–10,000,000

9. Sole Dispositive Power—10,000,000

10. Shared Dispositive Power—10,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

10,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

100%

14. Type of Reporting Person (See Instructions)

CO—Corporation

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Vortronnix Technologies, Inc., a Delaware corporation, previously named Andes 5, Inc. with principal executive offices located at 10777 Westheimer, Suite 1100, Houston, Texas 77042.

Item 2. Identity and Background

This statement is filed jointly pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Hardaway Net-Works, Inc., a Texas corporation (the “Reporting Person”) and Mr. Glenn Hardaway, a resident of Texas. Mr. Hardaway is the control person of the Reporting Person. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used working capital to make the acquisition of the Common Stock and paid $40,000 to Richard Chiang under the terms of a Share Purchase Agreement disclosed on Form 8-K on April 29, 2015. For purposes of determining the percentages reported in this Schedule 13D, the Reporting Person acquired beneficial ownership of 10,000,000 shares, which equals 100% of the Issuer’s issued and outstanding shares of Common Stock. Mr. Hardaway is the control person of the Reporting Person by virtue of him holding 100% of the voting shares of the Reporting Person. For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Person is 10,000,000 shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock to acquire the ownership and control of the Company. The Reporting Persons intends to increase the number of members of the Company’s Board of Directors and to fill such positions at a later date. The Reporting Person may use the Company to acquire or merge with other suitable candidates, including but not limited to the Reporting Person.

 Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, unless otherwise disclosed herein, neither the Reporting Person nor Mr. Hardaway hold of record any other shares of common stock of the Company except otherwise listed above.

(c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by the above entities or Mr. Hardaway.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to Be Filed as Exhibits

(1) Share Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vortronnix Technologies, Inc.

/s/ Glenn Hardaway

Director

Date: December 15, 2015

Glenn Hardaway

/s/Glenn Hardaway

Date: December 15, 2015

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)